MDB Capital

14135 Midway Road, Suite G-150

Addison, TX 75001

Tel: (945) 262-9010

October 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Invizyne Technologies, Inc. (“Company”)
Registration Statement on Form S-1
(File No. 333-276987) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MDB Capital, the operating name of Public Ventures, LLC, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Wednesday, October 9, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that, through October 7, 2024, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies, of the Preliminary Prospectus dated October 4, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

PUBLIC VENTURES, LLC
(MDB Capital)

By:	/S/ Anthoney DiGiandomenico
Name:	Anthony DiGiandomenico
Title:	Head of New Venture Discovery